
July 25, 2012

<u>Via Email</u>
James H. Davis, Esq.
Executive Vice President
General Counsel & Secretary
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, MD 20850-7464

> **Re:** **Human Genome Sciences, Inc.**
> **Schedule 14D-9/A**
> **Filed July 19, 2012**
> **File No.: 5-45295**

Dear Mr. Davis:

We have reviewed the above referenced filing and have the following comments.

<u>Schedule 14D-9/A</u>

1. We reissue prior comment 2 of our letter dated July 20, 2012.

2. We reissue prior comment 3 of our letter dated July 20, 2012. Please supplementally explain in greater detail in your response letter why the company is unable to provide quantitative reconciliation of its own non-GAAP measures included in the internal projections without unreasonable effort. Alternatively, please revise to provide the requisite reconciliation in your next amendment.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

James H. Davis, Esq.
Human Genome Sciences, Inc.
July 25, 2012
Page 2

　　　　Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office   of   Mergers   &
Acquisitions

Cc (via email):Michael Rogan, Esq.
　　　　　Marc Gerber, Esq.
　　　　　Skadden, Arps, Meagher & Flom LLP